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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                             JPS PACKAGING COMPANY
                           (Name of Subject Company)

                             JPS PACKAGING COMPANY
                     (Name of Person(s) Filing Statement)

                     COMMON STOCK PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   46623H102
                     (CUSIP Number of Class of Securities)

                                John T. Carper
                             JPS Packaging Company
                        4200 Somerset Drive, Suite 208
                         Prairie Village, Kansas 66208
                           (913) 381-0008, ext. 102
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                           Thomas W. Van Dyke, Esq.
                                Bryan Cave LLP
                      7500 College Boulevard, Suite 1100
                          Overland Park, Kansas 66210
                                (913) 338-7700

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is JPS Packaging Company, a corporation formed under the laws of the State of Delaware (the "Company"). The address of the principal executive offices of the Company is 4200 Somerset Drive, Suite 208, Prairie Village, Kansas 66208. The telephone number of the principal executive offices of the Company is (913) 381-0008.

   The title of the class of securities to which this Statement relates is the Common Stock of the Company, $0.01 par value (the "Shares"). As of September 30, 2000, there were 5,558,505 shares of Common Stock outstanding, and 233,100 shares of Common Stock issuable upon exercise of outstanding stock options.

Item 2. Identity and Background of Filing Person.

   The filing person is the subject company. The name, address and telephone number of the Company are set forth in Item 1 above.

   This Statement relates to the tender offer by JPS Acquisition, Inc., a corporation formed under the laws of the State of Delaware ("Purchaser") and a wholly-owned subsidiary of Pechiney Plastic Packaging, Inc., a corporation formed under the laws of the State of Delaware ("Parent") disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on October 30, 2000, to purchase all the outstanding Shares at a purchase price of $7.86 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 13, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent.

   In the Merger, each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or owned by Parent, Purchaser or any other subsidiary of Parent, which shall be canceled and retired, and other than the Shares, if any, held by stockholders who have properly demanded and perfected their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares be converted into the right to receive $7.86 per Share (or any higher price paid per share in the Offer), net to the record holder thereof, in cash, without interest, upon surrender of the certificate formerly representing such Shares, less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase which is incorporated herein by reference.

   As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 8770 W. Bryn Mawr Avenue, Chicago, Illinois 60631-3542.

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Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Appendix A to this Statement and is incorporated herein by reference. Except as set forth in this Item 3, in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company or the Company's executive officers, directors or affiliates, or (2) Parent, the Purchaser, or their respective executive officers, directors or affiliates.

   Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 11 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by this reference.

   Irrevocable Proxy Agreement. Pursuant to the Merger Agreement, George K. Baum Group, Inc. and its affiliates, which collectively own approximately 36% of the outstanding Shares, have entered into an Irrevocable Proxy Agreement pursuant to which they have agreed to vote in favor of the proposed transaction and to sell their Shares to Purchaser under certain circumstances. The summary of the Irrevocable Proxy Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Irrevocable Proxy Agreement, which is incorporated herein by reference.

   Stock Option Agreement. Pursuant to the Merger Agreement, the Company has agreed, under certain conditions in the event that Purchaser acquires less than 90% of the Shares, but not less than 50% of the Shares, to enter into a Stock Option Agreement pursuant to which the Company will grant to Purchaser an option to purchase that number of Shares equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following the expiration of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis for a per share price that is no higher than the Offer Price. The summary of the proposed Stock Option Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by this reference.

   Agreement with George K. Baum & Company. Pursuant to a letter agreement, dated August 22, 2000 (the "Engagement Letter"), between George K. Baum & Company ("GKB") and the Company, the Company agreed to pay to GKB a fee of $250,000 in consideration of GKB's analysis and delivery of an opinion with respect to the fairness, from a financial point of view, of the transaction to the Company's stockholders. G. Kenneth Baum and William D. Thomas, directors of the Company, have certain affiliations with George K. Baum & Company, the Company's financial advisor. Mr. Thomas is a Vice President of GKB, and both Mr. Baum and Mr. Thomas are affiliated with George K. Baum Group, Inc., which holds 1,488,100 shares of the Company's common stock.

   Employment Agreements. Information regarding the Company's employment agreements with certain executive officers is included in the Information Statement attached as Appendix A to this Statement. Pursuant to the employment agreements described in the Information Statement, each of the Company's four executive officers is entitled to receive one year's current base salary in twelve equal payments upon his termination without cause or his resignation after a change of control occurs. The transaction contemplated by the Merger Agreement will constitute a change of control.

   In connection with the Company's exploration of a possible business combination, the Company agreed to pay a retention bonus in the amount of $50,000 to two key employees of the Company if such employees continue their employment with the Company until the closing of a sale or merger of the Company. The form of letter from the Company describing such bonuses is filed as Exhibit (e)(5) to this Statement and incorporated herein by this reference.

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   Stock Options. The Merger Agreement provides that the Company shall take all actions necessary to provide that each of the Options (as defined below) outstanding immediately prior to the Merger granted under the Company's Option Plan (as defined below) or otherwise will be canceled by the Company as of the Effective Time, with the holder thereof becoming entitled to receive an amount in cash equal to (i) the excess, if any, of (A) the Offer Price per share over
(B) the exercise price per share of Common Stock subject to such Options, multiplied by (ii) the number of shares of Common Stock for which such Options shall not theretofore have been exercised. However, all amounts payable as set forth above with respect to Options will be subject to any required withholding of taxes or proof of eligibility of exemption therefrom and to receipt of the written consent of the holder thereof and shall be paid at or as soon as practicable following the Merger, without interest. In addition, each holder of Options will execute an option cancellation agreement relating to the foregoing, the form of which is filed as Exhibit (e)(6) to this Statement and is incorporated herein by this reference.

   The purchase of Shares pursuant to the Offer will constitute a "change of control" under the terms of the Company's Option Plan and the terms of Options granted pursuant to separate option agreements. All such Options will vest upon the "change of control."

   With respect to Options held by officers and directors subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Board approved the cancellation of such Options outstanding immediately prior to the Merger and the payment to the holders thereof in accordance with the Merger Agreement at the same time that it approved the Merger Agreement for purposes of exempting the transactions under Rule 16b-3. In addition, the Board specifically approved the conversion in the Merger of Shares, if any, beneficially owned by directors and officers that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Exchange Act. The Company Board adopted resolutions covering the foregoing transactions with the specificity required pursuant to the interpretive guidance issued by the SEC in SEC No Action Letter regarding Skadden, Arps, Slate, Meagher & Flom, January 12, 1999.

   "Options" means each outstanding employee option to purchase Shares granted under the Option Plan or any other stock option plan, and each outstanding non-employee director option to purchase shares granted under the Option Plan or any other stock option plan. "Option Plan" means the Company's 1998 Long Term Compensation Plan.

   Indemnification and Insurance. The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation shall contain indemnification provisions that are substantially the same as or superior to the indemnification provisions contained in the current certificate of incorporation and bylaws of the Company. Such indemnification provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law). The Parent shall cause the Surviving Corporation to maintain a policy of officers' and directors' liability insurance for acts and omissions occurring prior to the Effective Time with coverage in amount and scope at least as favorable as the Company's existing directors' and officers' liability insurance coverage for a period of six years after the Effective Time. A summary of these provisions in the Merger Agreement is contained in Section 11 of the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule TO and is incorporated herein by reference).

   The Company Board of Directors. The Merger Agreement provides that, if requested by Parent, upon the purchase of and payment for any Shares by Parent or any of its subsidiaries which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give Parent, subject to the compliance with Section 14(f) of the Exchange Act, representation on the

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Company Board equal to at least that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates, bears to the total number of Shares outstanding. At such times, if requested by Parent, the Company will also cause each committee of the Company Board, each board of directors of each subsidiary of the Company and each committee of such board, to include persons designated by Parent constituting the same percentage of each such board or committee as Parent designees are of the Company Board. The Company shall, upon request by Parent, use its best efforts promptly either to increase the size of its Board of Directors, including by amending the bylaws of the Company if necessary, or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be so elected or appointed to the Company's Board of Directors, and shall use its best efforts to cause Parent's designees to be so elected or appointed at such time. However, even if the Parent designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall include at least three directors who are directors on the date of the Merger Agreement and who are neither officers nor employees of the Company.

   Prior to the Effective Time, the affirmative vote of a majority of the Independent Directors is necessary to do the following under the Merger Agreement (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies thereunder, or (iii) take any other action of the Company Board under or in connection with the Merger Agreement; provided, that if there are no Independent Directors as a result of such persons' deaths, disabilities or refusals to serve, such actions may be effected by majority vote of the entire Company Board; provided, however, that the Merger Agreement may only be terminated by the Company as set forth therein.

   Other Agreements. Parent has agreed to hold in confidence all confidential information concerning the Company in accordance with the terms of the Confidentiality Agreement, dated August 2, 2000, between the Company and Parent, a copy of which is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

   Recommendation of the Board of Directors. At a meeting held on October 11, 2000, the members of the Company Board present at such meeting, among other things, unanimously and duly (i) determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders,
(ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger,
(iii) determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant thereto, and approve and adopt the Merger Agreement and the Merger, and (iv) approved the cancellation of Options held by directors and officers of the Company outstanding immediately prior to the Merger and the conversion of Shares, if any, beneficially owned by directors and officers that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act and the payment to the holders thereof pursuant to the Merger Agreement for purposes of exempting the transactions under Rule 16b-3.

   A copy of the press release issued by the Company and Parent on October 16, 2000 announcing the transaction is filed as Exhibit (a)(4) to this Statement and is incorporated herein by reference. A letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit
(a)(1) to this Statement and is incorporated herein by this reference.

   Background. The Company, formerly a wholly-owned subsidiary of Sealright Co., Inc. ("Sealright"), became an independent company at the time of the merger of Sealright into a subsidiary of Huhtamaki Oy in connection with Huhtamaki Oy's purchase of Sealright's rigid packaging business. During the period prior to the

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merger of Sealright into Huhtamaki Oy, Sealright considered a number of strategic alternatives, including a sale of either the rigid packaging business and/or the flexible packaging business or a sale of the entire company. Parent was one of the parties contacted in connection with the sale of Sealright, but Parent did not make an offer for any part of the Sealright business.

   Following the approval of the merger of Sealright into Huhtamaki Oy, the Company Board did not actively pursue, but remained open to possible strategic alternatives for the Company. The Company Board remained open to potential business combination transactions for a number of reasons, including fragmentation and competition in the flexible packaging industry and the potential cost-saving and revenue-enhancing effects of a business combination with another industry participant, and more recently because of internal considerations such as the resignation of the Company's Chief Executive Officer in June 2000.

   On June 26, 2000, Ilene Gordon, President of Parent, called G. Kenneth Baum, a member of the Company Board, to discuss the possibility of a business combination between the Company and Parent. During July, 2000, telephone conversations among the Company's senior management and members of Parent's senior management were held to discuss further a possible business combination.

   On July 24, 2000, at the request of Ms. Gordon, Mr. Baum and Leo Benatar, Chairman of the Company Board, met with Ms. Gordon and others in Chicago to discuss possible strategic transactions between Parent and the Company.

   On August 1, 2000, Mr. Benatar, Mr. John T. Carper, President and Chief Financial Officer of the Company and a member of the Company Board, and Mr. William D. Thomas, a member of the Company Board, representing the Company, met with senior management of Parent in Atlanta. At this meeting, the parties discussed the operations and strategies of Parent and the Company and a range of various alternatives. No conclusions were reached at this meeting. Following this meeting, Parent and the Company signed a customary confidentiality agreement. Thereafter, Parent commenced a due diligence review of the Company, including discussions with senior management and a review of documents made available at the office of the Company's outside legal counsel.

   During the period between the meeting in Atlanta and August 31, 2000, representatives of Parent and the Company continued to discuss various structures for potential strategic transactions between the two companies.

   On September 6, 2000, counsel for Parent provided a draft Agreement and Plan of Merger to the Company and its counsel. From September 15 through October 13, 2000, the parties and their advisors negotiated the terms of the Agreement and Plan of Merger and related documents.

   On September 7, 2000 and September 12, 2000, outside of business hours, members of the Company's management met with members of management of Parent at the Company's facilities in San Leandro, California and Akron, Ohio, respectively.

   On September 12, 2000, the Company Board held a meeting in which members of GKB and Bryan Cave LLP, the Company's outside legal counsel, participated to review the status of the Company's discussions with Parent, although the Company had not received any definitive offer at the time of the meeting. At that meeting, Bryan Cave LLP advised the members of the Company Board of their fiduciary duties in connection with potential business combination transactions. Members of senior management and representatives of GKB reviewed the process undertaken in 1998 in connection with the Sealright transaction and discussed with the Company Board factors that would be considered in its evaluation of a transaction with Parent.

   During the course of the Company's discussions with Parent, the Company was also contacted by other parties who expressed an interest in a possible business combination. In light of the Company's assessment of the range of possible transactions with such parties and its discussions with Parent, among other things, the Company determined not to pursue further discussions with other potential parties at that time.

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   The Company issued a press release on October 2, 2000, announcing that it had been approached by a potential buyer, but had not received an offer.

   On October 3, 2000, Mr. Benatar and Ms. Gordon held a telephone conference in which they discussed the proposed terms of a possible business combination, including the method for determining the price per Share that Purchaser would be willing to pay. Mr. Benatar later contacted Ms. Gordon and indicated that the Company wished to proceed with the proposed transaction, subject to agreement on the purchase price and negotiation of a definitive agreement.

   On October 9, 2000, outside legal counsel met to continue negotiating the terms of the definitive Agreement and Plan of Merger.

   On October 10, 2000, Mr. Benatar, Mr. Carper and Ms. Gordon and others met at Parent's office to conduct final negotiations of the price and principal terms of the proposed transaction. After such negotiations, Parent proposed a purchase price of $7.86 per Share.

   On October 11, 2000, a special meeting of the Company Board was held in which representatives of GKB and Bryan Cave LLP participated. At that meeting, GKB presented its valuation analyses regarding the Company and rendered an oral opinion to the Company Board to the effect that as of October 11, 2000 the consideration of $7.86 per Share proposed to be paid in cash by Parent was fair from a financial point of view to the holders of Shares. The GKB opinion was subsequently confirmed in writing by delivery of a written opinion dated October 13, 2000. After a full discussion, the Company Board unanimously approved the proposed transaction with Parent, the Merger Agreement and related matters, including the matters described in the introductory paragraph of this
Item 4, and authorized Mr. Benatar and Mr. Carper to negotiate any final changes necessary to the Merger Agreement on behalf of the Company.

   On October 13, 2000, the Company and Parent executed and delivered the Merger Agreement.

   On October 16, 2000, the Company and Parent issued a joint press release before the opening of trading on the Nasdaq National Market announcing the transaction and that the parties had entered into a definitive agreement. The Offer was formally commenced on October 30, 2000.

Reasons for the Company Board's Recommendations; Factors Considered

   In reaching its recommendation described above in this Item 4, the Company Board considered a number of factors including:

     1. The Company's experience from the process leading up to the merger of Sealright into Huhtamaki Oy in June of 1998.

     2. The historical market prices, price to earnings ratios, ratios of enterprise value to earnings before interest, taxes, depreciation and amortization and other similar ratios for the Company and other companies that GKB believed were comparable in certain respects to the Company, recent trading activity in, and trading range of the shares of Common Stock, and particularly the fact that the Offer Price represents (i) a premium of approximately 70% over the $4.625 closing price of the shares of Common Stock on The Nasdaq National Market ("Nasdaq") on September 29, 2000, the last full trading day prior to the announcement of a potential buyer, and (ii) a premium of approximately 149% over the $3.16 one year weighted average Share price on Nasdaq during the period ending September 29, 2000. In addition, the Company Board considered that the Offer Price would be payable in cash, thus eliminating any uncertainties involving the value of the future consideration to be received by holders of Shares, but potentially subjecting holders of Shares to taxation on any gain.

     3. The financial condition, results of operations, cash flows, business and prospects of the Company.

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     4. The perceived synergies of the business and operations of the Company and Parent and the Board's belief that a premium for such synergies was reflected in the Offer Price.

     5. The oral fairness opinion of GKB delivered October 11, 2000 (and subsequently confirmed in writing), to the effect that, as of such date, the consideration to be received by the holders of the Shares in the Offer and Merger is fair from a financial point of view to such holders, as well as the valuation analyses performed by GKB and presented to the Company Board at its meeting on October 11, 2000. A discussion of the GKB opinion is set forth below and the full text of the written opinion, dated as of October 13, 2000, of GKB, which sets forth the assumptions made, matters considered and limitations on the review undertaken by GKB in rendering its opinion, is attached to this Statement as Appendix B and is incorporated herein by this reference. Holders of Shares are urged to read such opinion carefully and in its entirety.

     6. The fact that the Offer and the Merger provide for a prompt cash tender offer for all of the Shares to be followed by the Merger at the same per Share consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction.

     7. The financial strength of Parent and the fact that Parent and Purchaser's obligations under the Offer are not subject to any financing condition.

     8. The fact that, while prohibiting the Company from actively soliciting a competing proposal with respect to an alternative Acquisition Proposal (as defined in the Merger Agreement) involving the Company, the Merger Agreement permits the Company and its representatives to, subject to certain limitations, furnish information to and participate in discussions with a third party if (i) such party has submitted an unsolicited bona fide written proposal to the Company Board relating to an Acquisition Proposal,
  (ii) such proposal is not subject to any financing contingency, and (iii) the Company Board determines in good faith, after consultation with its independent financial advisor that such proposal is financially superior to the Offer (taking into account all terms and conditions of the proposal, including any break-up fees, expenses, conditions and financing) and the Merger (a "Superior Proposal").

     9. The fact that, pursuant to the Merger Agreement, the Company Board has the right, prior to the acceptance for payment of Shares by Purchaser pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Proposal, if (i) the Company Board has determined, after consultation with its financial advisor, that such proposal is a Superior Proposal, (ii) the Company gives Parent three business days advance notice of the Company's intention to accept such Superior Proposal, (iii) during such three business days, the Company engages in good faith negotiations with Parent with respect to such changes as Parent may propose to the terms of the Merger and the Merger Agreement, (iv) Parent does not make prior to such termination by the Company a definitive, binding offer on financial terms which the Company Board determines are equal or superior to the Superior Proposal and (v) the Company, simultaneously with such termination, pays to Parent a $1.8 million termination fee pursuant to
  Section 8.1 of the Merger Agreement.

   The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Company Board. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

   The Company Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the shares of Common Stock were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company. The Company Board believes that the loss of opportunity to participate in the growth and profits of the Surviving Corporation, considering the normal uncertainties associated with strategizing, forecasting and realizing such future growth and profits, was reflected in the Offer Price of $7.86 per Share.

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 Discussion of GKB Opinion.

   In connection with its opinion, GKB reviewed, among other things, the terms and conditions describing or otherwise directly relating to the consideration to be paid pursuant to the Offer and Merger set forth in the Merger Agreement, certain publicly available business and historical and financial information relating to the Company, current and historical market prices and trading volumes of the Company's common stock and certain internal financial analyses and forecasts prepared by management of the Company. In addition, GKB compared the premium implied by the Offer Price to the acquisition premium paid in other transactions of a similar size for which information was publicly available, compared the reported price and trading activity for the Company's common stock and the Company's financial information with similar information for certain other companies with publicly-traded securities that GKB believed were comparable in certain respects to the Company, reviewed the financial terms of certain business combinations in the flexible packaging industry for which information was publicly available and that GKB believed were comparable to the Merger and performed such other studies and analyses as it considered appropriate.

   GKB relied upon the accuracy and completeness of the financial and other information made available to it and assumed such accuracy and completeness for purposes of rendering its opinion. The opinion of GKB referred to herein was provided solely for the assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement and does not address the Company's underlying business decision to effect the Offer and Merger and does not constitute a recommendation as to whether any holder of Shares should accept the Offer and tender such holder's Shares or how any holder of Shares should vote, if applicable, in connection with the Merger.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The full text of the written opinion of GKB is set forth in Appendix B attached to this Statement, which sets forth the assumptions made, matters considered and limitation on the review undertaken in connection with the opinion. Holders of Shares are urged to read such opinion carefully and in its entirety.

   Intent to Tender. The Company has been advised, and has informed Parent, that each of its directors and executive officers intends to tender pursuant to the Offer all Shares owned of record and beneficially by him, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Exchange Act.

Item 5. Person/Assets, Retained, Employed, Compensated Or Used.

   Pursuant to the Engagement Letter, the Company retained GKB to render a fairness opinion in connection with a proposed transaction. The Company Board retained GKB based upon GKB's experience with the Company, as well as GKB's qualifications, experience, reputation and expertise. As part of its investment banking and financial advisory business, GKB is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. GKB provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers. Pursuant to the Engagement Letter, the Company agreed to pay GKB $250,000.

   A description of arrangements for solicitations with Morrow & Co., Inc., as information agent, UMB Bank, n.a., as depositary, and JP Morgan & Co., as dealer manager, is contained in Section 16 of the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule TO and is incorporated herein by reference).

   Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person or entity to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6. Interest In Securities of the Company.

   On September 12, 2000, Messrs. Baum, Curran, Sullivan and Thomas each exercised options to purchase 625 shares of Common Stock and Mr. Benatar exercised options to purchase 800 shares of Common Stock, pursuant to the terms of such options, which require that the optionee exercise the option as to 10% of the total option shares annually. Except as provided under this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company other than in the ordinary course of business in connection with the Company's employee benefit plans.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   (a) The Section 14(f) Information Statement attached at Appendix A hereto is being furnished to the Company's stockholders in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

   (b) As the Company is a Delaware corporation, the anti-takeover provisions of Section 203 of the DGCL by their terms apply to the approval of the Offer and the Merger. A description of these provisions and their applicability to the approval of the Offer and the Merger is contained in Section 15 of the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference). At its meeting held on October 11, 2000, the Company Board approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

   (c) A description of the appraisal rights applicable to the Merger (such rights not being applicable to the Offer) is contained in Section 12 of the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference).

   (d) Parent and Purchaser presently intend to effect a short-form merger if permitted to do so under Section 253 of the DGCL, pursuant to which Purchaser will be merged with and into the Company. A description of the short-form merger provisions is contained in Section 12 of the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule TO and is incorporated herein by reference).

   (e) Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The transaction pursuant to the Merger Agreement is subject to these requirements. A description of the HSR Act is contained in Section 15 of the Offer to Purchase (which is attached as Exhibit
(a)(1) to the Schedule TO and is incorporated herein by reference).

   (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2) respectively, to the Schedule TO and are incorporated herein by reference.

Item 9. Exhibits.

   The following Exhibits are filed herewith:

     (a)(1) Letter to the stockholders of the Company, dated October 30, 2000.

     (a)(2) Offer to Purchase, dated October 30, 2000 (incorporated by reference to Exhibit (a)(1) of the Schedule TO of Purchaser and Parent filed on October 30, 2000).

     (a)(3) Opinion of George K. Baum & Company, dated October 13, 2000
            (attached as Appendix B hereto).

     (a)(4) Joint Press Release issued by the Company and Parent on October 16,
            2000 (incorporated by reference to the Schedule 14D-9C filed by the Company on October 16, 2000).

     (e)(1) Agreement and Plan of Merger, dated as of October 13, 2000, among
            Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO of Purchaser and Parent filed on October 30, 2000).

     (e)(2) Information Statement of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934 dated October 30, 2000
            (included as Appendix A hereto).

     (e)(3) Irrevocable Proxy Agreement, dated as of October 13, 2000, by and among Parent, Purchaser and George K. Baum Group, Inc. and affiliates (incorporated by reference to Exhibit (d)(3) of the Schedule TO of Purchaser and Parent filed on October 30, 2000).

     (e)(4) Letter, dated August 22, 2000, between George K. Baum & Company and the Company.

     (e)(5) Confidentiality Agreement, dated August 2, 2000, between the
            Company and Parent (incorporated by reference to Exhibit (d)(2) of the Schedule TO of Purchaser and Parent filed on October 30, 2000).

     (e)(6) Form of Letter Describing Retention Bonuses.

     (e)(7) Form of Option Cancellation Agreement.

     (g)    Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          JPS Packaging Company

                                             /s/ John T. Carper
                                          By: _________________________________
                                            John T. Carper, President and
                                             Chief Financial Officer

                                  APPENDIX A

                             JPS PACKAGING COMPANY

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

   This Information Statement is being mailed on or about October 30, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of JPS Packaging Company (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Pechiney Plastic Packaging, Inc. ("Parent"), a corporation formed under the laws of the State of Delaware, to a majority of seats on the Board of Directors (the "Board of Directors") of the Company. Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

   On October 13, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and JPS Acquisition, Inc. ("Purchaser"), a corporation formed under the laws of the State of Delaware and a wholly-owned subsidiary of Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"), at a price per Share of $7.86, net to the seller in cash, without interest thereon, (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated October 30, 2000, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Parent with the United States Securities and Exchange Commission (the "SEC") on October 30, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares held by the Company as treasury stock or owned by Parent, Purchaser, any other subsidiary of Parent, and Shares held by stockholders of the Company who have properly demanded and perfected their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive $7.86 in cash (or any higher price paid per Share in the Offer).

   The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Appendix A, which was filed by the Company with the SEC on October 30, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, Purchaser commenced the Offer on Monday, October 30, 2000. The Offer is scheduled to expire at 5:00 p.m. New York City time, on Tuesday, November 28, 2000, unless extended by Purchaser.

General

   The Common Stock is the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of September 30, 2000, there were 5,558,505 shares of Common Stock outstanding, of which Parent and Purchaser own no shares.

Right to Designate Directors and Parent's Designees

   The Company Board of Directors. The Merger Agreement provides that, if requested by Parent, upon the purchase of and payment for any Shares by Parent or any of its subsidiaries which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent (directly or through the Purchaser, as the case may be) shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give Parent, subject to the compliance with Section 14(f) of the Exchange Act, representation on the Company Directors equal to at least that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares outstanding. At such times, if requested by Parent, the Company will also cause each committee of the Company Board, each Board of Directors of each subsidiary of the Company and each committee of each such board, to include persons designated by Parent constituting the same percentage of each such committee as Parent designees are of the Company Board. The Company shall, upon request by Parent, use its best efforts promptly either to increase the size of its Board of Directors, including by amending the by-laws of the Company if necessary, or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be so elected or appointed to the Company's Board of Directors, and shall use its best efforts to cause Parent's designees to be so elected or appointed at such time. However, even if the Parent designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall include at least three directors who are directors on the date of the Merger Agreement and who are neither officers nor employees of the Company (the "Independent Directors").

Name, Age, Principal Occupation and Employment History

   Parent has informed the Company that it will choose the Parent's designees from the directors and executive officers of Purchaser listed in Schedule I to the Offer to Purchase (filed as Exhibit (a)(1) to the Schedule TO), a copy of which is being mailed to stockholders together with the Schedule 14D-9, to serve on the Company Board ("Parent Designees"). The information on such
Schedule I is incorporated herein by this reference. Each of such individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any position with, the Company. To Parent's knowledge, except as set forth in the Offer to Purchase, none of the Parent Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC. The name, age, present principal occupation or employment and five-year employment history of each of the Parent Designees are set forth in Schedule I to the Offer to Purchase.

   It is expected that the Parent Designees may assume office following the acceptance for purchase by Purchaser of the specified minimum number of Shares pursuant to the Offer.

Security Ownership of Certain Beneficial Owners and Management

   The following table sets forth with respect to the Company's common stock as of September 15, 2000: (i) the only persons known to be beneficial owners of more than five percent of the Company's voting common stock; (ii) the number of shares beneficially owned by each current Director and nominee;
(iii) the number of shares beneficially owned by each executive officer named in the "Summary Compensation Table" set forth herein; and (iv) the number of shares beneficially owned by all Directors and executive officers as a group.

                 Name and Address              Amount and Nature of   Percent
                of Beneficial Owner           Beneficial Ownership(1) of Class
                -------------------           ----------------------- --------
      G. Kenneth Baum........................        1,866,137(2)(3)    33.2%
       120 West 12th Street
       Kansas City, MO 64105
      William D. Thomas .....................        1,698,930(3)(4)    30.3%
       120 West 12th Street
       Kansas City, MO 64105
      George K. Baum Group, Inc..............        1,488,100(5)       26.5%
       120 West 12th Street
       Kansas City, MO 64105
      Forum Capital Partners.................          734,000(6)       13.1%
       One Oxford Centre, Suite 3950
       Pittsburgh, PA 15219
      D. Patrick Curran......................          206,280(7)        3.7%
      John T. Carper.........................          123,326(8)        2.2%
      Leo Benatar............................           21,000(9)          *
      Edwin W. Stranberg.....................           20,182(10)         *
      Charles A. Sullivan....................           11,230(11)         *
      Rick Merical...........................            7,500(12)         *
      Charles Reeder.........................            3,750(13)         *
      Directors and Executive Officers as a
       Group
       (9 Persons)...........................        2,470,235          44.0%

--------
*Percentages do not exceed one percent of the issued and outstanding shares of common stock.
(1) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Nature of beneficial ownership of securities is direct unless indicated otherwise by footnote. Beneficial ownership as shown in the table arises from sole voting power and sole investment power unless otherwise indicated by footnote.
(2) Includes 373,037 shares held indirectly by Mr. Baum, as trustee of a revocable trust established by him, and 5,000 shares issuable pursuant to options which are currently exercisable by Mr. Baum.
(3) Includes 1,488,100 shares owned by George K. Baum Group, Inc. ("Group"). Mr. Baum and Mr. Thomas are each officers and directors and have shared voting and investment power over these shares. Mr. Baum is the sole shareholder of Group.
(4) Includes 151,730 shares held by Mr. Thomas, as trustee of a revocable trust established by him, 50,000 shares held by his spouse as trustee of a revocable trust established by her, 4,100 shares held by his spouse as custodian for their children, in which he disclaims beneficial ownership, and 5,000 shares issuable pursuant to options which are currently exercisable by Mr. Thomas.
(5) Excludes shares owned by officers and employees of Group and its subsidiaries.
(6) The ownership reported is based upon the amended Schedule 13G as filed with the Securities and Exchange Commission, dated September 8, 1999.
(7) Includes 5,000 shares issuable pursuant to options which are currently exercisable by Mr. Curran.
(8) Includes 63,862 shares held directly by Mr. Carper, 13,200 shares held by his spouse, 23,900 shares held indirectly by Mr. Carper as trustee of an irrevocable trust, 1,464 shares held in his account in the Company's 401(k) Plan and 20,900 shares issuable pursuant to options which are currently exercisable by Mr. Carper. In addition, Mr. Carper holds options to purchase an additional 43,000 shares which would vest upon a "change of control."
(9) Includes 13,800 shares held by Mr. Benatar and 7,200 shares issuable pursuant to options which are currently exercisable by Mr. Benatar. In addition, Mr. Benatar holds options to purchase an additional 32,000 shares which would vest upon a "change of control."

(10) Includes 10,000 shares held jointly by Mr. Stranberg and his spouse, 2,182 shares indirectly held in his account in the Company's 401(k) Plan and 8,000 shares issuable pursuant to options which are currently exercisable by Mr. Stranberg. In addition, Mr. Stranberg holds options to purchase an additional 42,000 shares which would vest upon a "change of control."
(11) Includes 5,000 shares issuable pursuant to options which are currently exercisable by Mr. Sullivan.
(12) In addition, Mr. Merical holds options to purchase 20,000 shares which would vest upon a "change of control."
(13) In addition, Mr. Reeder holds options to purchase 40,000 shares which would vest upon a "change of control."

Board of Directors

   At each annual meeting of stockholders, directors are elected to serve for one year or until their successors are duly elected and qualified. Biographical information on each director, including his age, follows:

    Name of Nominee for    Director        Principal Occupation for Last Five
         Director           Since   Age         Years and Directorships
    -------------------    -------- --- ---------------------------------------
 G. Kenneth Baum(1)          1998   70  Chairman of the Board of George K. Baum
                                        Group, Inc., an investment company in
                                        Kansas City, Missouri, since May 1994.
                                        Chairman of the Board of George K. Baum
                                        & Company, an investment banking firm,
                                        from April 1982 until May 1994. Mr.
                                        Baum is also a Director of H&R Block,
                                        Inc. and Interstate Bakeries
                                        Corporation.

 Leo Benatar (1)             1998   70  Chairman of the Board of the Company
                                        since August 1998. Associated
                                        consultant for A. T. Kearney, Inc. and
                                        Principal of Benatar & Associates from
                                        June 1996 to present. Chairman of the
                                        Board of Engraph, Inc. (a subsidiary of
                                        Sonoco Products Company)
                                        and Senior Vice President of Sonoco
                                        Products Company from October 1993
                                        until May 1996. Chairman and Chief
                                        Executive Officer of Engraph, Inc. from
                                        1981 until October 1993. Mr. Benatar is
                                        a Director of Interstate Bakeries
                                        Corporation, Johns Manville
                                        Corporation, Mohawk Industries, Inc.,
                                        PAXAR Corporation, and Aaron Rents,
                                        Inc. and was the Chairman and a
                                        Director of the Federal Reserve Bank of
                                        Atlanta until January 1996.

 John T. Carper              1998   49  President of the Company since March
                                        1998 and Chief Financial Officer since
                                        November 1998. Senior Vice President of
                                        Finance and Chief Financial Officer of
                                        Sealright Co., Inc. from May 1996 to
                                        June 1998. From May 1994 to June 1996,
                                        Mr. Carper was Vice President--Finance
                                        and Chief Financial Officer of
                                        Sealright Co., Inc. From July 1989 to
                                        May 1994, he was a partner with KPMG
                                        LLP, independent public accountants.

 D. Patrick Curran (2)       1998   56  Chairman of the Board and President of
                                        Curran Companies, a manufacturer and
                                        supplier of specialty chemicals, since
                                        August 1979. Mr. Curran is also a
                                        Director of Applebee's International,
                                        Inc. and Gold Bancshares, Inc.

 Charles A. Sullivan         1998   64  Chairman of the Board of Interstate
                                        Bakeries Corporation since May 1991.
                                        President and Chief Executive Officer
                                        of Interstate Business Corporation
                                        since March 1989. Mr. Sullivan is a
                                        Director of UMB Bank, n.a. and The
                                        Andersons, Inc.

 William D. Thomas (1) (2)   1998   57  Senior Managing Director of George K.
                                        Baum Merchant Banc, LLC since May 1996.
                                        President of George K. Baum Group, Inc.
                                        since May 1994. Vice Chairman of George
                                        K. Baum & Company from June 1991 until
                                        May 1994.

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

Board Committees and Director Meetings

   The Board of Directors of the Company held five meetings during 1999. No Director attended fewer than 75% of the total number of meetings of the Board of Directors and the committees of the Board on which he served during 1999.

   The Compensation Committee held one meeting during 1999. The primary function performed of the Committee is the administration of the Company's overall compensation program, including the JPS Packaging 1998 Long-Term Compensation Plan (the "Long-Term Plan").

   The Audit Committee held one meeting during 1999. The functions performed by the Audit Committee are the review of significant financial information of the Company, ascertainment of the existence of an effective accounting and internal control system, oversight of the audit function and recommendation of the appointment of the independent public accountants of the Company.

   The Company does not have a standing Nominating Committee or any other committee performing similar functions.

Compensation of Directors

   Each non-officer Director is paid $5,000 annually, plus $500 for each meeting of the Board of Directors and $500 for each meeting of its committees which he attends. During the fiscal year 1999, the Company paid a total of $31,000 in Directors' fees. Mr. Benatar and Mr. Carper do not receive any fees for attendance at the meetings.

Compensation Committee Interlocks

   The Compensation Committee consists of G. Kenneth Baum, Leo Benatar and William D. Thomas. There are no Compensation Committee interlocks with other companies.

Executive Officers

   In addition to those executive officers listed in the foregoing table of directors, the Company's other executive officers as of September 30, 2000 are as follows:

         Name of Non-
      Director Executive
           Officers      Age      Principal Occupation for Last Five Years
      ------------------ --- --------------------------------------------------
      Edwin W. Stranberg 48          Senior Vice President of
                                     Operations of the Company since
                                     November 1998. From January 1992
                                     to November 1998, Mr. Stranberg
                                     was Vice President of Huntsman
                                     Packaging Corporation.

      Rick Merical       45  Vice President and Western Regional Manager of the
                             Company since August 1999. From August 1993 to
                             August 1999, Mr. Merical was Vice President of
                             Huntsman Packaging Corporation.

      Charles Reeder     53  Vice President, Sales and Marketing of the Company
                             since April 2000. From September 1997 to April
                             2000, Mr. Reeder was Vice President of Uniplast
                             Films. From November 1995 to September 1997, Mr.
                             Reeder was General Manager of WrapIt Corp.

Summary Compensation Table

   The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and of each of the Company's other executive officers who were serving as executive officers at the end of the last completed fiscal year and whose annual remuneration exceeded $100,000 (collectively, the "Named Executive Officers") for services to the Company.

                                Annual Compensation                 Long-Term Compensation
                         ---------------------------------- ---------------------------------------
                                                                   Awards              Payouts
                                                            --------------------- -----------------
                                                            Restricted Securities         All Other
                                               Other Annual   Stock    Underlying  LTIP    Compen-
   Name and Principal          Salary   Bonus  Compensation  Award(s)   Options   Payouts  sation
        Position         Year   ($)      ($)       ($)        ($)(2)      (#)       ($)    ($)(3)
------------------------ ---- -------- ------- ------------ ---------- ---------- ------- ---------
N. Brian Stevenson,      1999 $250,000     -0-    $5,000       none      25,000    none     none
 CEO(1)                  1998 $ 75,592 $75,000    $1,588       none     200,000    none     none
                         1997      n/a     n/a       n/a        n/a         n/a     n/a      n/a

John T. Carper,          1999 $168,000     -0-    $4,200       none      10,000    none     none
 President and CFO       1998 $ 80,669     -0-    $  807       none      55,000    none     none
                         1997      n/a     n/a       n/a        n/a         n/a     n/a      n/a

Edwin W. Stranberg,      1999 $175,000     -0-    $3,660       none      10,000    none     none
 Senior
 VP, Operations          1998 $ 25,240 $40,000       -0-       none      40,000    none     none
                         1997      n/a     n/a       n/a        n/a         n/a     n/a      n/a

A. Lawrence Walton,      1999 $150,000     -0-    $3,800       none      10,000    none     none
 Senior VP, New Business 1998 $ 74,484     -0-    $  906       none      30,000    none     none
  Development &
  Marketing (1)
                         1997      n/a     n/a       n/a        n/a         n/a     n/a      n/a

--------
(1) Messrs. Stevenson and Walton left the Company in 2000.

Option Grants in Last Fiscal Year

   The following table summarizes options granted during 1999 pursuant to the Long-Term Plan:

                                                                     Potential realizable value
                                                                       at assumed annual rates
                                                                     of stock price appreciation
                                  Individual Grants (1)                  for option term (2)
                          ------------------------------------- -------------------------------------
                            Number of     Percent of
                            securities   total options Exercise
                            underlying    granted to   or base                             Grant date
                             options     employees in   price   Expiration                  present
        Name              granted (#)(3)  fiscal year   ($/Sh)   date (4)  5% ($)  10% ($) value ($)
        ----              -------------- ------------- -------- ---------- ------- ------- ----------
N. Brian Stevenson,
 CEO(5)                       25,000          46%        3.00    12-06-09  $38,600 $77,200    none

John T. Carper,
 President and CFO            10,000          18%        3.00    12-06-09  $15,400 $30,800    none

Edwin W. Stranberg,
 Senior VP, Operations        10,000          18%        3.00    12-06-09  $15,400 $30,800    none

A. Lawrence Walton,
 Senior VP, New Business
 Development &
 Marketing(5)                 10,000          18%        3.00    12-06-09  $15,400 $30,800    none

--------
(1) All options were granted with an exercise price equal to the greater of the closing price for the Company's common stock on the date of grant, as reported on the Nasdaq National Market System or $3.00. Except in the event of death, disability or retirement, if any of the named executive officers ceases to be employed by the Company, his options shall terminate immediately. Upon a merger or consolidation in which the Company is not the surviving corporation, all options outstanding shall become vested and exercisable immediately prior to such merger or consolidation.

(2) The potential realized value portion of the table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of application on the Company's Common Stock over the term of the options.
(3) The options granted during the year ended December 31, 1999, are exercisable beginning on the day immediately following the first anniversary of the grant date, with 20% of such option becoming exercisable at that time and with an additional 20% of such options becoming exercisable on the day immediately following each successive anniversary date. Full vesting occurs on the day immediately following the fifth anniversary of the grant date. In the event of a "change in control" (as defined in the optionees' stock option agreements), the options become fully vested.
(4) The options were granted for a term of ten years, require the exercise of 10% of the vested options annually and are subject to earlier termination in certain events related to termination of employment.
(5) Messrs. Stevenson and Walton left the Company in June 2000. As a result, all unexercised options terminated.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table summarizes the net value realized on the exercise of options in 1999, and the value of the outstanding options at December 31, 1999, for the Chief Executive Officer and the Named Executive Officers.

                                                                     Value of unexercised in-
                                             Number of securities      the-money options at
                          Shares            underlying unexercised            fiscal
                         acquired           options at fiscal year-         year end(1)
                            on     Value            end (#)                     ($)
                         exercise Realized ------------------------- -------------------------
Name                        (#)     ($)    Exercisable Unexercisable Exercisable Unexercisable
----                     -------- -------- ----------- ------------- ----------- -------------
N. Brian Stevenson,
 CEO(2).................   -0-      -0-      40,000       185,000       $-0-         $-0-
John T. Carper,
 President and CFO......   -0-      -0-      11,000        54,000       $-0-         $-0-
Ed Stranberg,
 Senior Vice President,
 Operations.............   -0-      -0-       8,000        42,000       $-0-         $-0-
A. Lawrence Walton,
 Senior Vice President,
 New Business
 Development(2).........   -0-      -0-       6,000        34,000       $-0-         $-0-

--------
(1) At December 31, 1999, the last reported sale price of the Company's Common Stock, which was reported on the Nasdaq National Market System on December 31, 1999, was $2.97 per share.
(2) Messrs. Stevenson and Walton left the Company in 2000. As a result, all unexercised options terminated.

JPS Packaging Company Savings Plan

   The JPS Packaging Savings Plan (the "JPS Savings Plan") is a defined contribution plan which is intended to be a 401(k) plan. All employees of the Company not covered by a collective bargaining agreement are eligible for participation in the JPS Savings Plan.

   Participants in the JPS Savings Plan may elect to have up to fifteen percent of their pre-tax compensation (up to a maximum of $10,000 per year) and seven percent of their after-tax compensation contributed to the JPS Savings Plan. For employees who have completed one year of service, the Company will match fifty percent of each participant's pre-tax contribution, but only to the extent that the participant's contribution does not exceed five percent of compensation. Total contributions for a participant are currently limited by Federal law to the lesser of twenty-five percent of such participant's compensation or $30,000 per year. A participant's election deferrals will be vested from the time made. The Company's matching contributions will vest at the rate of twenty percent for each of the participant's first five years of service and will be fully vested after five years of employment or upon retirement, disability or death. In 1999, the Company amended the Plan to direct the Company's matching contribution to be invested in the Company's stock.

   In addition to the Company's matching contributions, the Company may contribute additional amounts determined by the Compensation Committee in its sole discretion, which amounts will be allocated to each participant's account in the proportion that such participant's compensation bears to the total compensation of all participants for that plan year. These additional Company contributions vest in the same manner as the Company matching contributions.

JPS Packaging Long-Term Compensation Plan

   The Long-Term Plan, administered by the Compensation Committee, provides for granting of stock options, restricted stock, performance shares and performance units payable to employees of the Company, including the Company's Directors and executive officers. Under the Long-Term Plan, the Compensation Committee has sole discretion to determine those employees eligible to receive awards and the amount and type of awards. Grants of awards to Directors of the Company must be authorized by the Board of Directors.

   The maximum number of shares of the Company's common stock subject to award will be 550,000. No more than 55,000 shares may be issued pursuant to restricted stock awards under the Long-Term Plan. Terms and conditions will be set forth in written agreements, the terms of which will be consistent with the Long-Term Plan.

   Under the Long-Term Plan, the Compensation Committee is authorized (i) to grant stock options that qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code of 1986, as amended, and (ii) to grant stock options that do not so qualify. The option price for any stock options shall not be less than 100% of the fair market value of the Company's common stock on the date of grant. No stock options may be exercised more than ten years after its date of grant. In the case of Incentive Stock Options, the aggregate fair market value of the shares with respect to which options are exercisable for the first time by any recipient during any calendar year cannot, under present tax rules, exceed $100,000. The Compensation Committee has discretion to determine the treatment of awards under the Long-Term Plan in the event of a change in ownership or a change in control of the Company.

Employment Agreements

   Mr. Carper entered into an employment agreement with the Company effective July 1, 1998, which was amended as of August 30, 2000. Under the agreement, Mr. Carper is entitled to an annual base salary of $155,000, subject to annual adjustment by the Compensation Committee. Mr. Carper is also entitled to receive an annual incentive compensation bonus in an amount up to 50% of his annual base salary as determined by the Compensation Committee. Mr. Carper was also granted options to purchase 55,000 shares of the Company's common stock which vest over a period of five years from July 1, 1998 (the "Date of Grant"), 10% of which must be exercised or lost each year, subject to certain restrictions, at an exercise price equal to $4.00 per share. If Mr. Carper's employment is terminated without cause or if he resigns for good reason, he is entitled to receive one year's current base salary in twelve equal payments. All stock options awarded to Mr. Carper will vest immediately upon a termination of his employment without cause, due to his disability, his resignation for good reason or upon a change of control (as defined in his employment agreement).

   Mr. Stranberg entered into an employment agreement with the Company effective November 9, 1998. Under the agreement, Mr. Stranberg is entitled to an annual base salary of $175,000, subject to annual adjustment by the Compensation Committee. Mr. Stranberg is also entitled to receive an annual incentive compensation bonus in an amount up to 50% of his annual base salary as determined by the Compensation Committee. Upon commencement of his employment, Mr. Stranberg received a bonus of $40,000. Mr. Stranberg was also granted options to purchase 40,000 shares of the Company's common stock which vest over a period of five years from December 14, 1998 (the "Date of Grant"), 10% of which must be exercised or lost each year, subject to certain restrictions, at an exercise price equal to $4.00 per share. In addition, Mr. Stranberg was granted options to purchase 10,000 shares of the Company's common stock for calendar year 1999, and will be granted options to purchase 10,000 shares of the Company's common stock in calendar year 2000 if certain financial targets are met. If Mr. Stranberg's employment is terminated without cause or if he resigns for good reason, he is entitled to receive one year's current base salary in twelve equal payments. All stock options awarded to Mr. Stranberg will vest immediately upon a termination of his employment without cause, due to his disability, his resignation for good reason or upon a change of control (as defined in his employment agreement).

   Mr. Reeder entered into an employment agreement with the Company effective April 21, 2000. Under the agreement, Mr. Reeder is entitled to an annual base salary of $160,000, subject to annual adjustment by the Compensation Committee. Mr. Reeder is also entitled to receive an annual incentive compensation bonus in an amount not less than 50% of his annual base salary as determined by the Compensation Committee. Upon commencement of his employment, Mr. Reeder received a bonus of $20,000. Mr. Reeder was also granted options to purchase 40,000 shares of the Company's common stock which vest over a period of five years, 10% of which must be exercised or lost each year, subject to certain restrictions, at an exercise price equal to $3.00 per share. In addition, Mr. Reeder will be granted options to purchase 10,000 shares of the Company's common stock in each of the calendar years ending 2001 and 2002, if certain financial targets are met. If Mr. Reeder's employment is terminated without cause or if he resigns for good reason, he is entitled to receive one year's current base salary in twelve equal payments. All stock options awarded to Mr. Reeder will vest immediately upon a termination of his employment without cause, due to his disability, his resignation for good reason or upon a change of control (as defined in his employment agreement).

   Mr. Merical entered into an employment agreement with the Company effective August 5, 1999. Under the agreement, Mr. Merical is entitled to an annual base salary of $130,000, subject to annual adjustment by the Compensation Committee. Mr. Merical is also entitled to receive an annual incentive compensation bonus in an amount up to 40% of his annual base salary as determined by the Compensation Committee. Upon commencement of his employment, Mr. Merical received a bonus of $20,000. Mr. Merical was also granted options to purchase 20,000 shares of the Company's common stock which vest over a period of five years, 10% of which must be exercised or lost each year, subject to certain restrictions, at an exercise price equal to $4.25 per share. In addition, Mr. Merical will be granted options to purchase 10,000 shares of the Company's common stock in each of the calendar years ending 2000 and 2001, if certain financial targets are met. If Mr. Merical's employment is terminated without cause or if he resigns for good reason, he is entitled to receive one year's current base salary in twelve equal payments. All stock options awarded to Mr. Merical will vest immediately upon a termination of his employment without cause, due to his disability, his resignation for good reason or upon a change of control (as defined in his employment agreement).

Compensation Committee Report.

   The Compensation Committee consists of the Chairman of the Board of Directors and two non-employee Directors. It recommends to the full Board of Directors the compensation of the Chief Executive Officer. The Compensation Committee also approves and monitors the Executive Incentive Plan ("EIP"), Key Management Incentive Plan, Sales Management Incentive Plan and Sales Account Managers Incentive Plan, and it administers the Long-Term Plan. The Compensation Committee's report for fiscal 1999 is set forth below.

 Compensation Philosophy

   The Compensation Committee believes that it is in the best interest of the stockholders of the Company to attract, retain and motivate dedicated and talented management personnel by offering a competitive compensation package that maintains an appropriate relationship between compensation and the creation of stockholder value. The general philosophy of the Compensation Committee is to integrate (i) reasonable levels of annual base salary, (ii) annual incentive bonus awards based upon achievement of short-term corporate and individual performance goals such that management compensation levels will be higher in years in which performance goals are achieved or exceeded, and
(iii) equity-based grants to ensure that management has a continuing stake in the long-term success of the Company in return for creating value to its stockholders.

 Base Salary

   Base salary ranges are established each year for each executive position based primarily on a review of salaries offered by other manufacturing companies with revenues comparable to the Company for positions with comparable responsibilities. The Compensation Committee may utilize external salary surveys to establish base salaries in reference to comparable manufacturing companies but has not yet undertaken or commissioned such a survey. The Compensation Committee expects executive salaries each year to be based upon job performance and results achieved, potential for future responsibilities, and the overall financial performance of the Company. Based on the above, there were no increases in the base salary of the executives.

 Annual Incentive Compensation

   Incentive compensation is based on Company and individual performance, with overall Company financial performance as the team measurement, and quantitative goals as the measurement for individual performance. Earnings before interest, taxes, depreciation and amortization ("EBITDA") is currently used to measure the Company's financial performance. The EIP adopted for 1999 set EBITDA targets which were not achieved, and thus executive bonuses were not paid for 1999.

 Equity-Based Grants

   Individual stock options have been granted under the Long-Term Plan to the Chairman of the Board and each of the other executive officers. The selection of the participants, allotment of shares, exercise price, determination of the vesting schedule and other conditions are established by the Compensation Committee. While there is no explicit formula for deciding specific stock option grants, the Chief Executive Officer and other executive officers have been advised that they may receive additional option grants based upon the Company's performance in 2000. In awarding options, the Committee also evaluates the recipient's ability to influence the Company's long-term growth and profitability as well as the number of options previously granted to the recipient.

 Chief Executive Officer Compensation

   Mr. Stevenson was employed by the Company effective September 14, 1998 (until June 23, 2000), and the terms of his employment agreement were negotiated by the Compensation Committee. Under the terms of his employment agreement, his annual base salary will be reviewed annually and he will participate in the EIP approved by the Compensation Committee. The number of options granted upon commencement of his employment and for the years 1999 and 2000 were set in his employment agreement.

 Deductibility of Compensation Expenses

   Under the Omnibus Budget Reconciliation Act of 1993 the Company is not allowed a tax deduction for compensation paid in excess of $1 million to any officer listed in the Summary Compensation Table, subject to certain exceptions. The Committee did not consider this restriction in setting executive compensation because in no case does compensation subject to the limitation paid to any executive approach the $1 million limit.

 Summary

   The Compensation Committee believes that the executive officers of the Company are dedicated to achieving significant improvements in long-term financial performance and that the compensation policies and programs contribute to achieving this focus.

   The Compensation Committee Report is submitted by:

                                G. Kenneth Baum
                                  Leo Benatar
                               William D. Thomas

                              COMPANY PERFORMANCE

   The following graph shows a comparison of cumulative total returns for the Company as of December 31, 1999, the Nasdaq Composite and an index of peer companies selected by the Company.

 Comparison of Cumulative Total Return for Fiscal Year Ended December 31, 1999
           (JPS Packaging Company, Nasdaq Composite, and Peer Group)
                                  in Dollars

                                                    December 31,
                                      July 1      -----------------
                                       1998        1998        1999
                                      ------      ------      ------
      The Company................     100.00       83.33       65.97
      NASDAQ.....................     100.00      117.16      206.64
      Peer Group.................     100.00       96.36       79.17

   The total cumulative return on investment (change in the year-end stock price plus dividends reinvested at the ex-dividend date) for the fiscal year ended December 31, 1999 for the Company, the peer group and the Nasdaq Composite is based on the stock prices at the end of the fiscal year 1999, assuming a $100 investment. The graph compares the performance of the Company with that of the Nasdaq Composite and peer companies selected by the Company with the investment weighted at the beginning of the period based on market capitalization.

   The peer group consists of the following companies: Bemis Company, Inc., Sonoco Products Company, Liqui-Box, Inc., and Ivex Packaging Corp. The peer group was approved by the Compensation Committee.

Certain Relationships and Related Transactions

   G. Kenneth Baum and William D. Thomas, directors of the Company, have certain affiliations with George K. Baum & Company, the Company's financial advisor. Mr. Thomas is a Vice President of GKB, and both Mr. Baum and Mr. Thomas are affiliated with George K. Baum Group, Inc., which holds 1,488,100 shares of the Company's common stock.

   From time to time, the Company sells printed film and supplies to Interstate Bakeries Corporation. Mr. Sullivan, a director of the Company, is the Chairman of the Board, President and Chief Executive Officer of Interstate Bakeries Corporation. Mr. Benatar, Chairman of the Company Board, and Mr. Baum, a member of the Company Board, also serve as directors of Interstate Bakeries Corporation.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers to file with the SEC and The Nasdaq Stock Market initial reports of ownership and reports of changes in ownership of the Company's common stock and other equity securities. Directors and executive officers are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

   To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during 1999 all Section 16(a) filing requirements applicable to its directors and executive officers were complied with.

                                  APPENDIX B

                           George K. Baum & Company

                              Investment Bankers

MEMBER                                                   TWELVE WYANDOTTE PLAZA
NEW YORK STOCK EXCHANGE, INC.                              120 WEST 12TH STREET
CHICAGO STOCK EXCHANGE, INC.                        KANSAS CITY, MISSOURI 64105
                                                       TELEPHONE (816) 474-1100

                               October 13, 2000

PERSONAL AND CONFIDENTIAL

Board of Directors
JPS Packaging Company
4200 Somerset Drive
Prairie Village, KS 66208

Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view to the holders of common stock of JPS Packaging Company, a Delaware corporation (the "Company"), of the consideration to be received by the holders of the Company's common stock pursuant to the terms and conditions set forth in the Agreement and Plan of Merger dated as of October 13, 2000 (the "Agreement") by and among the Company, Pechiney Plastic Packaging, Inc., a Delaware corporation ("Parent"), and JPS Acquisition, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the "Purchaser").

   Pursuant to the Agreement, the Purchaser shall commence an offer to purchase for cash (the "Tender Offer") all of the issued and outstanding common stock of the Company (the "Shares" or the "Company's Common Stock") at a price of $7.86 per share, net to the current holders of the Company's Common Stock, subject to certain conditions (the "Offer Price"). The Tender Offer shall be made pursuant to an Offer to Purchase (as defined in the Agreement) containing the terms set forth in the Agreement and certain other conditions. So long as (i) at least a majority of Shares outstanding on a fully diluted basis are validly tendered and not withdrawn prior to the expiration of the Tender Offer or such condition is waived and (ii) certain other conditions are satisfied or waived, the Purchaser shall consummate the Tender Offer. In the event that the Purchaser has acquired less than ninety percent (90%) of the Shares (but not less than fifty percent (50%) of the Shares), Parent, the Purchaser and the Company shall enter into a Stock Option Agreement pursuant to which the Company shall grant to the Purchaser an option to purchase the number of Shares that, when added to the number of Shares already owned by Parent, the Purchaser or any other subsidiary of Parent, shall constitute 90% of the Shares then outstanding on a fully diluted basis. Subsequent to the Tender Offer and subject to the terms and conditions of the Agreement, the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (i) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. Pursuant to the Merger, each share of common stock of the Purchaser and each Share of the Company's Common Stock (other than cancelled shares or holders of Shares exercising dissenters' rights) shall be entitled to receive an amount equal to the Offer Price, without interest (the "Merger Consideration"). The Offer Price or the Merger Consideration, as the case may be, shall be hereinafter referred to as the "Transaction Consideration". In the event that Parent, the Purchaser, or any other subsidiary of Parent holds at least 90% of the outstanding Shares pursuant to and/or as a result of the Tender Offer and/or the Stock Option Agreement and/or otherwise, Parent, the Purchaser and the Company shall cause the Merger to become effective without a meeting of the Company's stockholders in accordance with Section 253 of the General Corporation Laws of the State of Delaware (the "DGCL"). If Parent, the Purchaser or any other subsidiary of Parent does not hold at least 90% of the Shares pursuant to and/or as a result of the Tender Offer and/or the Stock Option Agreement and/or otherwise, the Company, acting through its Board of Directors, shall call a

Page 2
October 13, 2000

special meeting of the Company's stockholders, prepare and file with the Securities and Exchange Commission ("SEC") a preliminary proxy or information statement relating to the Merger and the Agreement, use its best efforts to solicit from the Company's stockholders proxies in favor of the Merger, and take all other action reasonably necessary or advisable to secure the approval of the Company's stockholders required by the DGCL to effect the Merger. The Agreement, the Tender Offer, the Merger and the transactions contemplated thereby shall be hereinafter referred to as the "Transaction".

   As part of our investment banking business, we are engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   We have been engaged by the Company in connection with the Transaction to render this opinion, and we will receive a fee for our services. Our fee is not contingent upon the consummation of any aspect of the Transaction and will be paid regardless of the substance of our opinion. In addition, the Company has agreed (i) to reimburse us with respect to certain reasonable out-of-pocket expenses, and (ii) to indemnify us and certain affiliates against certain liabilities relating to, or arising out of, our engagement, including without limitation certain liabilities under federal securities laws. We have previously rendered financial advisory and investment banking services to Sealright Co., Inc., formerly the Company's parent, for which we have received customary compensation. A member of the Company's Board of Directors is (i) a Vice President of George K. Baum & Company, (ii) a director and officer of George K. Baum Group, Inc. ("GKB Group"), (iii) the holder of options for 5,000 shares of the Company's Common Stock, and (iv) grantor of a revocable trust that holds 151,730 shares of the Company's Common Stock. Another member of the Company's Board of Directors is (i) a director, officer and sole shareholder of GKB Group, (ii) the holder of options for 5,000 shares of the Company's Common Stock, and (iii) grantor of a revocable trust that holds 372,412 shares of the Company's Common Stock. GKB Group holds 1,488,100 shares of the Company's Common Stock. In the ordinary course of our businesses, we (and/or our affiliates) may have traded securities of the Company for our own account or for the accounts of customers; accordingly, we (or our affiliates) may at any time hold long or short positions in such securities.

   We were not requested to, nor did we, recommend a specific per share price for the Transaction Consideration in connection with the Transaction. We also were not requested to, did not participate in, and did not give advice with respect to, negotiations of the terms and conditions of the Agreement or any other aspect of the Transaction. Consequently, we have assumed that such terms are the most beneficial terms from the Company's perspective that could under the circumstances be negotiated among the parties to the Transaction, and no opinion is expressed as to whether any alternative transaction might produce consideration for the holders of the Company's Common Stock in an amount in excess of the Transaction Consideration contemplated by the Transaction. We have not been requested to, nor do we, offer any opinion as to any tax consequences in connection with the Transaction, as to the form of the Transaction, or as to the material terms (other than with respect to the Transaction Consideration to the extent expressly specified herein) of the Agreement, any related documents, and any other rights and obligations in connection with the Transaction. In rendering this opinion, we have assumed that each of the parties to the Agreement will comply with all material covenants and agreements set forth in the Agreement and related documents, as applicable, and that the Transaction will be validly consummated in accordance with its terms.

   Our opinion does not address the Company's underlying business decision to effect theTransaction, does not address whether the holders of the Company's Common Stock should tender or sell Shares in the Tender Offer, and does not constitute a recommendation to any of the holders of the Company's Common Stock as to how to vote in connection with the Merger, if applicable.

   In connection with this opinion, we were not requested to solicit, and did not solicit, interest from any other person or entity with respect to the acquisition of the Company or any of its assets. We have not conducted a physical inspection of any of the real properties or other assets of the Company, and we have not prepared or

Page 3
October 13, 2000

obtained any independent evaluation or appraisal of any of the assets or liabilities of the Company. In connection with this opinion, we have, among other things:

     (i) Reviewed the terms and conditions describing or otherwise directly relating to the Transaction Consideration set forth in the Agreement;

     (ii) Reviewed certain publicly available business and historical financial information relating to the Company, including without limitation the Company's Annual Reports, Forms 10-K, Forms 10-Q, and other filings with the SEC;

     (iii) Reviewed current and historical market prices and trading volumes of the Company's Common Stock;

     (iv) Conducted discussions with members of the senior management of the Company;

     (v) Reviewed certain internal financial analyses and forecasts prepared by the management of the Company that are not publicly available;

     (vi) Compared certain publicly available financial and stock market information for the Company with similar information for certain companies that we believe to be comparable in certain respects to the Company;

     (vii) Reviewed certain recent historical data relating to premiums paid in mergers and acquisitions of publicly traded companies;

     (viii) Reviewed the financial terms of certain business combinations that we deemed to be similar to the Merger; and

     (ix) Conducted such other financial studies, analyses and investigations, and considered such other information that we deemed necessary or appropriate.

   For purposes of our opinion, we relied upon and assumed, without independent verification of the same, the accuracy and completeness of the financial and other information made available to us. We have assumed, and the management of the Company has represented, that the information provided by the Company, including certain internal projections and analyses, had a reasonable basis and reflected the best, currently available estimates and judgments of the Company's management as to the recent and likely future performance of the Company or otherwise as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We also have relied on the representation of the Company's management that they were not aware of any information or fact that would make the information provided to us incomplete or misleading.

   The opinion is based upon the information available to us and the facts and circumstances as they exist, and is subject to evaluation on the date of this opinion. Events occurring after such date could materially affect the assumptions used in preparing our opinion, and we undertake no duty or obligation and have no duty or obligation to update or amend our opinion or otherwise advise the Company or any other party or person of the occurrence of any such events. The description of the analyses set forth herein does not purport to be a complete description of the analyses underlying our opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at our opinion, we do not attribute any particular weight to any analysis or factor we considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, our analysis must be considered as a whole. Selecting portions of our opinion and factors considered by us, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and a misleading or incomplete view of our opinion. The analyses we performed are not necessarily indicative of actual values or future results, which may be significant and more or less favorable than suggested by any such analysis. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Page 4
October 13, 2000

   It is understood that this opinion is for the benefit and use of the Company and the holders of the Company's Common Stock in connection with, and for purposes of, the evaluation of the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our written consent in each instance. This opinion may be included in its entirety in any filing with the SEC made by the Company in connection with the Transaction, so long as this opinion is reproduced in full in such filing, and any description of, or reference to, us or a summary of this opinion and/or the related analysis in such filing is in a form acceptable to us.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed Transaction Consideration to be received by the holders of the Company's Common Stock pursuant to the Agreement is fair from a financial point of view.

                                          Very truly yours,

                                          George K. Baum & Company

                                                  /s/ John R. Martin
                                          By  _________________________________
                                             John R. Martin
                                             Managing Director, Investment
                                            Banking

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